Filed Pursuant to Rule 433

Registration No. 333-175508-01

Registration No. 333-175508

Dated: September 4, 2012

American Axle & Manufacturing, Inc.

Pricing Term Sheet

Issuer:	American Axle & Manufacturing, Inc.
Guaranteed by:	American Axle & Manufacturing Holdings, Inc. and certain subsidiaries
Face:	$550,000,000
Net Proceeds to Issuer Before Expenses:	$542,437,500
Maturity:	October 15, 2022
Coupon:	6.625%
Price:	100.000% of face amount
Yield to Maturity:	6.625%
Spread to Treasury:	+505 basis points
Benchmark:	UST 1.625% due 8/15/22
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2013
Equity Clawback:	Prior to October 15, 2015, up to 35% at 106.625%
Redemption Provisions:
Optional Redemption:	Make-whole call @ T+50 basis points prior to October 15, 2017, plus accrued and unpaid interest to the redemption date, then:
	On or after:	Price:
	October 15, 2017	103.313%
	October 15, 2018	102.208%
	October 15, 2019	101.104%
	October 15, 2020 and thereafter	100.000%
Change of Control:	Put @ 101% of principal plus accrued and unpaid interest
Trade Date:	September 4, 2012

Settlement:

(T+9); September 17, 2012

We expect that delivery of the notes will be made to investors on or about September 17, 2012, which will be the ninth business day following the date of this prospectus supplement (such settlement being referred to as “T+9”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initial settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

CUSIP:	02406P AL4
ISIN:	US02406PAL40
Ratings:	B2/B

These securities ratings have been provided by Moody’s and Standard and Poor’s. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates and a preliminary prospectus supplement relating to this offering. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800) 245-8812.

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